

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

August 3, 2022

Cliff Emmons
Chief Executive Officer
IIOT-OXYS, Inc.
705 Cambridge Street
Cambridge , MA 02141

> **Re: IIOT-OXYS, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 27, 2022**
> **File no. 333-266351**

Dear Mr. Emmons:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Josh Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology